FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ESSENTIAL FACT

Enersis S.A.

Securities Registration Record N°175

Santiago, July13, 2012.

Ger. Gen. N°79/2012.

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Alameda Bernardo O’Higgins N°1449

Santiago, Chile

Hand delivered

Ref. Notifies SIGNIFICANT EVENT.

Dear Sir:

Pursuant to articles 9 and 10, paragraph 2 of Law 18,045, and the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers thus bestowed upon me, I hereby inform you of the following significant event:

Through ENRE resolution N° 183/2012, dated July 12th 2012, from the Argentine electric regulatory entity, Mr. Luis Miguel Barletta was designated as supervisor of our Argentine subsidiary, Empresa Distribuidora Sur S.A. (Edesur). This designation does not replace the company’s current management, nor does it represent a type of joint management.

This resolution does not have any effect on our financial statements.

Best regards,

Ramiro Alfonsín B. Regional Planning and Control Director	Alfredo Ergas S. Chief Financial Officer

c.c.       Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago –Representantes Tenedores de Bonos (Bank Santander Santiago – Bondholders Representative)

             Depósito Central de Valores (Values Central Deposit)

             Comisión Clasificadora de Riesgos  (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: July 17, 2012